UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

MMTEC, INC.

(Translation of registrant’s name into English)

AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District, Beijing, 100027

People’s Republic of China.

Tel: +86 10 5617 2312

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K filed by MMtec, Inc. (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL DATA

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of
	June 30, 2020	December 31, 2019
	(UNAUDITED)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,829,837	$3,642,521
Accounts receivable, net	15,011	16,029
Other receivable	-	78,624
Loan to employee	169,503	172,013
Security deposits - current	10,875	46,512
Prepaid expenses and other current assets	376,701	392,011

Total Current Assets	2,401,927	4,347,710

NON-CURRENT ASSETS:
Security deposit - noncurrent	604,047	605,588
Property and equipment, net	130,385	132,016
Operating lease right-of-use asset	767,159	979,885
Long-term investment	928,199	143,346

Total Non-current Assets	2,429,790	1,860,835

Total Assets	$4,831,717	$6,208,545

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Deferred revenue	$18,137	$63,246
Salary payable	160,162	174,741
Accrued liabilities and other payables	39,200	222,152
Due to related parties	8,000	6,030
Operating lease liabilities - current	379,066	339,330

Total Current Liabilities	604,565	805,499

NON-CURRENT LIABILITIES:
Operating lease liabilities - noncurrent	465,530	648,334
Loan payable	41,250	-

Total Non-current Liabilities	506,780	648,334

Total Liabilities	1,111,345	1,453,833

SHAREHOLDERS' EQUITY:
Common shares ($0.001 par value; 500,000,000 shares authorized; 56,070,000 shares issued and 20,070,000 shares outstanding at June 30,2020 and December 31, 2019)	56,070	56,070
Additional paid-in capital	11,229,289	11,229,339
Less: treasury stock, at cost;
(36,000,000 shares at June 30, 2020 and December 31, 2019)	(36,000)	(36,000)
Accumulated deficit	(7,386,455)	(6,375,303)
Accumulated other comprehensive loss	(142,532)	(119,394)

Total Shareholders' Equity	3,720,372	4,754,712

Total Liabilities and Shareholders' Equity	$4,831,717	$6,208,545

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(IN U.S. DOLLARS)

(UNAUDITED)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2020	June 30, 2019

REVENUE	$329,070	$177,543

COST OF REVENUE	7,026	66,215

GROSS PROFIT	322,044	111,328

OPERATING EXPENSES:
Selling and marketing	76,668	157,440
General and administrative
Payroll and related benefits	479,261	404,405
Professional fees	403,300	472,638
Other general and administrative	404,176	385,428

Total Operating Expenses	1,363,405	1,419,911

LOSS FROM OPERATIONS	(1,041,361)	(1,308,583)

OTHER INCOME (EXPENSE):
Interest income	27,571	1,768
Other income	25,204	-
Other expenses	(721)	(114)
Foreign currency transaction gain (loss)	(3,525)	3,764
Loss on equity method investment	(18,320)	(23,776)

Total Other Income (Expense)	30,209	(18,358)

LOSS BEFORE INCOME TAXES	(1,011,152)	(1,326,941)

INCOME TAXES	-	-

NET LOSS	$(1,011,152)	$(1,326,941)

COMPREHENSIVE LOSS:
NET LOSS	(1,011,152)	(1,326,941)
OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustments	(23,138)	(20,588)
COMPREHENSIVE LOSS	$(1,034,290)	$(1,347,529)

NET LOSS PER COMMON SHARE
Basic and diluted	$(0.05)	$(0.07)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic and diluted	20,070,000	19,955,635

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

(UNAUDITED)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2020	June 30, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,011,152)	$(1,326,941)
Adjustments to reconcile net loss from operations to net cash used in operating activities:
Depreciation expense	10,338	10,315
Loss on equity method investment	18,320	23,776
Noncash lease expense	145,246	150,011
Loss on acquisition	721	-
Changes in operating assets and liabilities:
Operating lease liability	(75,003)	(157,631)
Accounts Receivable	1,018	-
Security deposit	35,194	(1,107)
Prepaid expenses and other current assets	14,733	(104,903)
Deferred revenue	(44,485)	(34,363)
Salary payable	(12,456)	(73,471)
Accrued liabilities and other payables	(183,636)	(162,144)

NET CASH USED IN OPERATING ACTIVITIES	(1,101,162)	(1,676,458)

CASH FLOWS FROM INVESTING ACTIVITIES:
Collection of loan to third party	78,002	-
Cash proceeds from acquisition	279	-
Purchase of property and equipment	(10,636)	(16,885)
Loan to employee	-	(44,243)
Payment in equity method investment	(809,881)	(87,762)

NET CASH USED IN INVESTING ACTIVITIES	(742,236)	(148,890)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash proceeds from long-term loan	41,250	-
Proceeds from issuance of stocks	-	6,851,401
Repayments to related parties	-	(168,728)

NET CASH PROVIDED BY FINANCING ACTIVITIES	41,250	6,682,673

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(10,536)	(16,355)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,812,684)	4,840,970

CASH AND CASH EQUIVALENTS - beginning of period	3,642,521	93,625

CASH AND CASH EQUIVALENTS - end of period	$1,829,837	$4,934,595

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$-	$-
Income taxes	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Remeasurement of the lease liabilities and right-of-use assets due to lease modification	$29,904	$-
Proceeds from issuance of stocks deposited in escrow	$-	$500,000
Consideration of acquisition payable to related party	$1,000	$-

Exhibits

Exhibit No.	Description

99.1	Press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: October 15, 2020

MMtec, Inc.

By:	/s/ Xiangdong Wen
Xiangdong Wen, Chief Executive Officer